# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tactical Resources Corp., CIK 0002041208
CUSIP: 269710109
Title of class of securities: Common Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia Canada (A1), V6E 4N7
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0002110854
Persons authorized to receive notices and communications: Alain Dermarkar, Allen Overy Shearman Sterling US LLP, 800 Capitol Street, Suite 2200, Houston, Texas (TX), 77002, (713) 358-4900; Taylor Landry, Allen Overy Shearman Sterling US LLP, 800 Capitol Street, Suite 2200, Houston, Texas (TX), 77002, (713) 358-4900

## Reporting persons
- Blue Bird Capital Enterprises LLC (CIK 0002110854): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,598,232; shared voting power 0; sole dispositive power 1,598,232; shared dispositive power 0; aggregate amount beneficially owned 1,598,232 (11.7% of the class)
- Justus Parmar: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,598,232; shared voting power 0; sole dispositive power 1,598,232; shared dispositive power 0; aggregate amount beneficially owned 1,598,232 (11.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.0001 per share
Name of issuer: Tactical Resources Corp.
Address of issuer's principal executive offices: Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia Canada (A1), V6E 4N7

## Item 2. Identity and Background
Name of person filing: This statement is filed by Blue Bird Capital Enterprises LLC ("Blue Bird"), a Delaware Limited Liability Company, and Justus Parmar ("Mr. Parmar" and, together with Blue Bird, the "Reporting Persons"). Mr. Parmar is the sole Manager of Blue Bird. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any of the Shares reported herein, and each of the Reporting Persons disclaims all such beneficial ownership except to the extent of his or its pecuniary interest in any such shares.
Residence or business address: The principal business address of the Reporting Persons is 1695 Alton Rd., Miami, FL 33139.
Present principal occupation or employment: The principal business of Blue Bird is investment holding. Mr. Parmar's principal occupation is private investing.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the transactions contemplated by that certain Business Combination Agreement, dated as of August 22, 2024 (as it may be amended, supplemented, or otherwise modified from time to time, the "BCA"), by and among Plum Acquisition Corp. III, a Cayman Islands exempted company ("SPAC"), Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of SPAC ("Amalco"), Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia ("Pubco"), and the Issuer, pursuant to which (i) SPAC transferred by way of continuation from the Cayman Islands to the Province of British Columbia in accordance with the Cayman Islands Companies Act (as revised) and continued as a corporation under the Laws of the Province of British Columbia in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (the "BCABC"); (ii) thereafter, on the terms and subject to the conditions set forth in the BCA and the Plan of Arrangement under Section 288 of the BCABC, dated as of July 28, 2026 (the "Plan of Arrangement"), and in accordance with applicable law, SPAC amalgamated with Pubco (the "SPAC Amalgamation") and formed one corporate entity, except that the legal existence of Pubco did not cease and Pubco survived the SPAC Amalgamation; (iii) immediately following the SPAC Amalgamation, on the terms and subject to the conditions set forth in the BCA and the Plan of Arrangement and in accordance with applicable law, the Issuer and Amalco amalgamated (the "Company Amalgamation") to form one corporate entity, except that the legal existence of the Issuer did not cease and the Issuer survived the Company Amalgamation (the "Merger"). The transactions contemplated by the BCA, including the Merger, are hereinafter referred to as the "Business Combination."

In connection with the closing of the Business Combination, which occurred on August 13, 2026 (the "Closing" and such date, the "Closing Date"), and pursuant to the terms of the BCA, Blue Bird was granted 183,726 Restricted Stock Units under the Issuer's omnibus incentive plan (the "Plan").

The foregoing description of the BCA does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer's management and/or Board of Directors and/or with other stockholders of the Issuer and/or other third parties. These discussions may relate to services provided to Tactical Resources Holdings Corp. (formerly Tactical Resources Corp.) by F2 Florida, LLC ("F2"), an entity controlled by Mr. Parmar, as a consultant pursuant to that certain Consulting Agreement between F2 and Tactical Resources Holdings Corp., dated January 22, 2024, and amended and restated on January 1, 2025. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, and future of the Issuer, as well as other matters related to the Issuer.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a) though (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law and contractual and other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales, or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this filing for the aggregate number of shares of Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the past sixty (60) days prior to the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 30, 2025, in connection with the consummation of the Business Combination, Blue Bird entered into a lock-up agreement with the Issuer, pursuant to which, among other things, Blue Bird agreed not to sell, for a period of 6 months following the Closing (subject to certain exceptions), the Common Shares held by Blue Bird immediately after the Closing, on the terms and subject to the conditions set forth in the agreement (the "Lock-Up Agreement").

On the Closing Date, the Issuer and certain stockholders, including Blue Bird, entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which, among other things, (i) the Issuer agreed to file, within 15 Business Days following the Closing Date, a shelf registration statement under Rule 415 of the Securities Act covering the resale of certain shares of Common Stock and other equity securities of the Issuer, use commercially reasonable efforts to cause it to become effective within the periods specified therein and to maintain the effectiveness of such registration statement until such time as there are no longer any Registrable Securities (as defined therein), and (ii) holders of Registrable Securities were granted certain demand and piggyback registration rights with respect to their Registrable Securities, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

The foregoing description of the Lock-Up Agreement and the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the Registration Rights Agreement, copies of which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 26, 2026, a copy of which is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

2.1 Amendment No. 3 to Business Combination Agreement, dated July 30, 2025, by and among Plum Acquisition Corp. III, Plum III Amalco Corp., Plum III Merger Corp., and Tactical Resources Corp. (incorporated by reference to Annex A-4 to the definitive proxy statement/prospectus that forms a part of Plum III Merger Corp.'s registration statement on Form F-4 (File No. 333-282863))

10.1 Key Company Securityholder Lock-Up Agreement, dated July 30, 2025, by and among Plum III Merger Corp., Plum Acquisition Corp. III, and the Key TRC Securityholders (incorporated by reference to Annex N to the definitive proxy statement/prospectus that forms a part of Plum III Merger Corp.'s registration statement on Form F-4 (File No. 333-282863))

10.2 Registration Rights Agreement among Plum III Merger Corp. and each of the Persons listed on Schedule A thereto (incorporated by reference to Annex C to the definitive proxy statement/prospectus that forms a part of Plum III Merger Corp.'s registration statement on Form F-4 (File No. 333-282863))

99.1 Joint Filing Agreement dated August 26, 2026

## Signatures
- Blue Bird Capital Enterprises LLC: /s/ Justus Parmar, Justus Parmar, Manager (08/26/2026)
- Justus Parmar: /s/ Justus Parmar, Justus Parmar, individually (08/26/2026)